Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (“Theratechnologies”, “we” or the “Company”)

2015 Peel Street

11th Floor

Montréal, Québec

Canada H3A 1T8

ITEM 2 - DATE OF MATERIAL CHANGE

February 13, 2025

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued by the Company on February 13, 2025 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR+ website at www.sedarplus.ca and on the EDGAR website at www.sec.gov/edgar as an attachment to a Form 6-K dated February 14, 2025.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On February 13, 2025, the Company announced that it has resumed distribution of EGRIFTA SV® (tesamorelin for injection), following correspondence from the U.S. Food and Drug Administration (“FDA”) that allowed the Company to release two recently manufactured batches of EGRIFTA SV®. The product is ready for immediate shipment to network pharmacies.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

On February 13, 2025, the Company announced that it has resumed distribution of EGRIFTA SV® (tesamorelin for injection), following correspondence from the FDA that allowed the Company to release two recently manufactured batches of EGRIFTA SV®. The product is ready for immediate shipment to network pharmacies.

The review of the Company’s Prior Approval Supplement by the FDA is ongoing with a Prescription Drug User Fee Act goal date of April 18, 2025.

Forward-Looking Information

This document contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws, that are based on management’s beliefs and assumptions and on information currently available to it. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this document include, but are not limited to, statements regarding: (i) the review of the Prior Approval Supplement (“PAS”) within the timelines announced herein; and (ii) the provision of EGRIFTA SV® to people with HIV. Although the Forward-Looking Statements contained in this document are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements contained in this document. Certain assumptions made in preparing the Forward-Looking Statements include that: (i) the PAS will be approved by the FDA; (ii) the review of the PAS will be completed within the timelines disclosed herein; (iii) current market demand for EGRIFTA SV® has not been adversely impacted by the drug shortage; and (iv) the Company’s third party manufacturer will be able to continue the manufacture of EGRIFTA SV® to meet patients demand. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: (i) FDA’s review of the PAS not being completed by April 18, 2025; (ii) non-approval of the PAS; (iii) issuance of questions as part of the PAS review by the FDA resulting in delays in completing the PAS review and resulting in delays beyond April 18, 2025, to release additional batches of EGRIFTA SV®, if need be; (iv) issuance of a complete response letter following the filing of the PAS as a result of the manufacturing site being classified as Official Action Indicated preventing the Company from releasing additional batches of EGRIFTA SV®, unless new authorizations similar to the one announced herein are obtained from the FDA; and (v) a decrease in demand for EGRIFTA SV® due to the recent shortage adversely impacting the resumption of the commercialization of EGRIFTA SV®.

The Company refers current and potential investors to the “Risk Factors” section of the Company’s Form 20-F dated February 21, 2024, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this document and represent the Company’s expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this document, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, General Counsel and Corporate Secretary of the Company at (438) 315-6607.

ITEM 9 - DATE OF REPORT

February 21, 2025.